04036350

ADITYA BIRLA GROUP

82-3428 1/6

Ref:AM:PVK:104:2004 Date:31st July, 2004.

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.
Tel : (022) 942-2800

SEC MAIL PROCESSING RECEIVED AUG 16 2004 WASH. D.C. 179 SECTION

SUPPL

Dear Sir,

Sub: Publication of Unaudited Financial Results.

We are sending herewith a Statement showing the Unaudited Financial and Segment Results (Provisional) of the Company, for the First Quarter ended on 30th June, 2004 which is approved at the Meeting of the Board of Directors of the Company held on **Saturday, 31st July, 2004.**

Also find enclosed a copy of Press Release.

We hope you will find this in order.

Thanking You,

PROCESSED AUG 18 2004 E THOMSON FINANCIAL

For Hindalco Industries Limited

ANIL MALIK
Company Secretary

Encl: as above.

dlw 8/18

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED (PROVISIONAL) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2004

(Rupees in Million)

	Particulars	Quarter ended 30/06/2004 (Unaudited)	Quarter ended 30/06/2003 (Unaudited)	Year ended 31/03/2004 (Audited)
1	Net Sales	16,733	11,598	61,909
2	Other Income	459	710	2,446
3	Total Expenditure	13,003	8,277	47,113
	(a). (Increase)/Decrease in Stock in Trade	(854)	(485)	(1,174)
	(b). Consumption of Raw Materials	9,680	5,162	32,546
	(c). Staff Cost	617	585	2,402
	(d). Manufacturing/Operating Expenses	2,759	2,354	10,456
	(e). Other Expenditure	801	661	2,883
4	Interest & Finance Charges	398	451	1,612
5	Gross Profit	3,791	3,580	15,630
6	Depreciation	866	717	3,174
7	Profit before Tax	2,925	2,863	12,456
8	Provision for Tax	972	933	4,067
	(a). Provision for Current Tax	709	488	2,606
	(b). Provision for Deferred Tax	263	445	1,461
9	Net Profit	1,953	1,930	8,389
10	Paid-up Equity Share Capital			
	(Face Value : Rs.10/- per Share)	925	925	925
11	Reserves			67,654
12	Basic & Diluted EPS (Rs.)	21	21	91
13	Aggregate of non-promoter shareholding			
	(a). Number of shares	68,501,820	69,940,264	69,941,039
	(b). Percentage of shareholding	74.08%	75.63%	75.63%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/06/2004 (Unaudited)	Quarter ended 30/06/2003 (Unaudited)	Year ended 31/03/2004 (Audited)
1. Segment Revenue			
(a). Aluminium Business	7,744	6,647	29,960
(b). Copper Business	9,008	4,951	32,013
	16,752	11,598	61,973
Less: Inter Segment Revenue	(19)	-	(64)
Net Sales/Income from operations	16,733	11,598	61,909
2. Segment Results (Profit/Loss before Tax and interest from each Segment)			
(a). Aluminium Business	2,600	2,028	8,906
(b). Copper Business	404	696	3,097
	3,004	2,724	12,003
Less: Interest & Finance Charges	(398)	(451)	(1,612)
	2,606	2,273	10,391
Add: Other un-allocable Income net off un-allocable expenses	319	590	2,065
Profit before Tax & Extraordinary Items	2,925	2,863	12,456
3. Capital Employed (Segment Assets-Segment Liabilities)			
(a). Aluminium Business	39,387	38,436	40,661
(b). Copper Business	32,990	26,613	27,622
	72,377	65,049	68,283

Notes:

1 In terms of the clarification issued by The Institute of Chartered Accountants of India(ICAI), the tax expenses for the quarter have been measured without considering the changes proposed on 8th July, 2004 in the Finance (No.2) Bill, 2004 with regard to tax rates and tax laws. These changes would have an impact of additional tax liability of Rs. 20 million for the quarter and of Rs.199 million due to restatement of deferred tax liabilities relating to earlier years (i.e. upto Financial Year 2003-04) at a higher rate.

2 In compliance with Accounting Standard 28 relating to "Impairment of Assets" issued by the ICAI, provision for impairment of assets, if any, as at 1st April, 2004 will be adjusted at the end of the financial year against opening balance of General Reserves.

3 In April 2004 the Company has raised foreign currency loan equivalent to Rs. 1119 million for five years at a floating rate.

4 Disclosure relating to number of complaints from investors during the quarter:

Pending as on 01.04.2004	Received	Resolved	Pending as on 30.06.2004
1	9	9	1

5 Previous quarter's figures have been regrouped wherever found necessary.

6 The above results have been taken on record at the meeting of the Board of Directors of the Company held on Saturday, 31st July, 2004.

7 The quarterly results for the period ended 30th June, 2004 have been reviewed by the Auditors.

By and on behalf of the Board

Place: Mumbai
Dated: July 31, 2004

D. Bhattacharya
Managing Director

HINDALCO

ADITYA BIRLA GROUP

PRESS RELEASE

Date: 31.07.2004

HINDALCO
THE ADITYA BIRLA GROUP'S FLAGSHIP COMPANY
Q1, FY 2004-05

- **Turnover** **Rs. 1,673.3 Crores**
- **PBIDT** **Rs. 418.9 Crores**
- **Net Profit** **Rs. 195.3 Crores**
- **EPS (for the Quarter) Rs. 21**

Financial Highlights	Quarter ended 30th June 2004	Quarter ended 30th June 2003
Net Sales	**1,673.3**	**1,159.8**
PBIDT	418.9	403.1
Interest & Financing Charges	39.8	45.1
Depreciation	86.6	71.7
Profit before Tax (PBT)	292.5	286.3
Provision for Taxes	97.2	93.3
Net Profit	**195.3**	**193.0**

Hindalco, the flagship Company of the Aditya Birla Group, has sustained its performance during the 1st Quarter ending June 30th, 2004.

The Company has attained a turnover of Rs.1,673.3 Crores, which is 44% higher than that of Rs. 1,159.8 Crores achieved in the comparable quarter of the previous year. Profit before Interest, Depreciation and Taxes (PBIDT) is higher by 4% at Rs. 418.9 Crores vis-à-vis Rs. 403.1 Crores while Net Profits stand at Rs. 195.3 Crores as against Rs. 193.0 Crores in the earlier year.

On a segmental basis, the Aluminium business accounted for 46% of Net Sales and 87% of Earnings Before Interest and Taxes (EBIT) with the balance being accounted for by the Copper business.

Of the overall turnover of Rs. 1,673.3 Crores, the Aluminium division has contributed to Rs. 774.4 Crores, mirroring a 16% increase over Rs. 664.7 Crores in the corresponding quarter of last year. Higher volumes, better realisations, and a continued thrust on value added products have been its growth enablers.

In Aluminium, realisations improved significantly on the back of a spurt in international commodity prices and higher proportion of domestic sales over the corresponding quarter last year. The division also achieved better operating efficiencies which has led to the operating margins rising to 40.6% vis-à-vis 38.1% achieved in the corresponding quarter of the previous year.

The Copper division's Net Sales at Rs. 900.8 Crores vis-à-vis Rs. 495.1 Crores reflects a 82% rise. Higher output and higher international prices have been the drivers. The rise is also effected by the low base of last year when there was a planned bi-annual shutdown in the comparable quarter. However, the operating margins of Copper division fell to 7.4% this year due to tariff reduction, higher cost of inputs and an exponential rise in sea freight rates.

Operational Review

Aluminium

Production in Aluminium rose considerably as a result of increased capacities driven by the Brownfield expansion.

- Metal production touched 79,901 MT vis-à-vis 78,581 MT in the corresponding period last year.
- Rolled product output of 22,523 MT reflects a surge of 25.4% over that of 17,967 MT in the previous year.
- Extruded Products at 4,695 MT is 14.9% higher over 4,086 MT in the earlier year, due to a strong demand.
- Redraw Rods have soared by an impressive 17.3% from 13,643 MT last year to 16,008 MT this year.
- The output of Alumina which is a key input – was 159,473 MT, higher by 8.6% over production of 146,793 MT in the comparable period of the previous year.
- Power wheeled from your Company's Renusagar Power Plant was 1,277 MU vis-a-vis 1,256 MU achieved in the corresponding period last year.
- Production of Foil at 5,200 MT has grown by 14.9% over 4,527 MT attained in the corresponding period last year.
- Aluminium Alloy Wheels production rose from 10,304 wheels during the first quarter last year to 19,123 wheels this quarter.

Copper

Birla Copper's production improved as capacities stood augmented from the Brownfield expansion. It must, however, be pointed out that the corresponding quarter

of last year was marked by a planned bi-annual shutdown of the Smelter, hence the rise is not strictly comparable.

- Copper Cathodes production is up 32.6% from 36,376 MT to 48,218 MT this quarter.
- The output of Continuous Cast Copper Rods grew by 12.0% to 21,200 MT vis-à-vis 18,921 MT in the corresponding quarter last year.
- Sulphuric Acid production at 149,081 MT is higher by 57.4% over 94,714 MT in the corresponding quarter last year.
- The production of DAP and Complex Fertilisers more than doubled from 32,939 MT to 67,844 MT this quarter.
- The output of Gold reflects a 30.5% increase from 920 Kg last year to 1,201 Kg in the first quarter of the current fiscal.
- Similarly, production of Silver moved up by 35.6% to 8,024 Kg vis-à-vis 5,917 Kg in the corresponding quarter last year.

Brownfield expansion in Copper

In line with its vision to be among the top 10 global cost efficient copper makers, the Company is doubling the smelter capacity at Dahej from 250,000 TPA to 500,000 TPA. On completion, Birla Copper will have the distinction of being the largest single location smelter in the world. This expansion is progressing as per schedule and is slated for completion in the ensuing 18-20 months.

Impact of Tariff Reduction

The Government has announced an import duty reduction of 5% on copper metal in the Finance Budget 2004-05 presented in July 04 making a total reduction of more than 10% within a span of six months, which will have very significant adverse impact on the business. The Company's Brownfield expansion will help mitigate, at least in part, the negative impact of duty reduction.

OUTLOOK

The Company believes that the long-term fundamentals of both Aluminium and Copper are strong and promise exciting growth prospects.

Aluminium

Going forward, the aluminium sector is poised for growth. Global economic recovery, riding on the wings of enhanced industrial production, should augment the demand for aluminium. Global aluminium demand is expected to grow at a CAGR of 4 to 5 % over the next five years vis-à-vis a growth rate of 3.3% over the last decade. This increase is expected to be spurred by higher demand from USA, Japan, some European countries and, of course, Asia.

In India too, the prospects for growth seem bright. The Indian economy continues its sheen. The focus in the Budget on the housing, construction and transportation sectors bodes well. The electrical sector also appears to be in the growth mode. The

monsoons have arrived, albeit in fits and starts. The progress of the monsoons is raising concerns and there are apprehensions of a drought like situation in north-western parts of the country. If this trend continues the agricultural sector is not expected to perform well. In the light of these facts, the growth rate of 20% experienced by the industry in the last financial year is expected to be a lower number.

The Company is well positioned for sustainable success and the roadmap for forging ahead is based on a multi-pronged strategy that rests on:

- Firstly, improving cost competitiveness further, through enhanced operating efficiencies, reducing costs and sweating assets optimally.
- Secondly, focus on higher effectiveness in the market place. The company will leverage the strength of the Hindalco – Indal combine in the market place, the complimentary nature of their product capacities, and product offerings, excellent brands and enviable customer reach.
- Finally, it will explore opportunities for value adding growth to take advantage of the exciting long term potential in the country.

Copper

The reverse trend in the copper sector in India continues. The crash of optic fibre prices and rapid expansion of wireless and mobile communication technologies have led to significant contraction in demand for Jelly Filled Telecom Cables (JFTC), the biggest user segment. Demand in the domestic market is expected to grow by a modest 5% annually over the next two years as user segments such as Winding Wires and Transformers are doing reasonably well.

The concentrate market remained tight during the year. The squeeze on concentrate availability due to the mines cutback and closures has created a demand supply gap. Treatment and Refining Charges (TCRC) have gone downhill.

With the reactivation of the mines and prospects of higher production at other mines, a revival in concentrate production is expected. A gradual improvement in TCRC should happen especially during the second half of 2004. A recovery in spot TCRC in recent months further endorses this view.

The copper business is poised for strong growth in the coming years. The company has drawn out a three-pronged strategy to benefit from emerging growth opportunities:

- Firstly, a focus on attaining global cost competitiveness through superior operating efficiencies and economies of scale.
- Secondly, an emphasis is on strengthening its presence in exports while retaining leadership in the domestic market.
- Finally, scouting for acquisitions in the copper mining sector. It will assist us in securing concentrate supplies in a tight market condition besides tapping the copper value chain optimally.

***